Filed by Schweitzer-Mauduit International, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

SWM Team,

I am writing with exciting news. This morning we announced that SWM and Neenah will combine in a merger of equals transaction to create an even larger global leader in specialty material solutions. This transaction is a direct result of your hard work to date, and I am thrilled for what it means for our company and for each of you as we work to improve everyday life.

The Right Transaction, At The Right Time

Throughout the history of SWM, we have set ambitious strategic goals for ourselves tied to growth, diversification, and to being an essential partner for our customers. our track record of success speaks for itself – we have built on our competitive strengths, focused on solving our customers’ toughest challenges, and expanded our capabilities into high-demand end-markets. The SWM of today shows the benefits of our broad portfolio and deep customer relationships. Our innovation pipeline is strong, and we are investing in capacity and technology around the world. Our model of delivering organic growth and adding capability is working. Our announcement today is simply another step on that already successful path.

Also headquartered here in Alpharetta, Georgia, Neenah is a world-class manufacturer, with over 2,600 employees serving customers across its facilities in North America and Europe. Both SWM and Neenah are recognized as premier, innovative companies with top-tier assets, a history of execution and best-in-class teams who deliver for their customers. With our highly complementary technologies, geographies, and product portfolios, as a combined company, we will have even greater financial strength and scale, expanded capabilities, a more diverse portfolio and improved global reach. This will allow us to drive innovation and achieve – even surpass – our goals while meeting the growing and evolving needs of our customers.

Combining these mutual strengths, we will further broaden our horizons and capture significant opportunities in both the end-markets we serve and even more importantly, those we have yet to enter. We will continue to invest in innovation, further enhance our footprint to better serve customers both globally and regionally, and capitalize on powerful megatrends such as sustainability and health and wellness. And as I have shared in our earlier transactions, I believe that being part of a much larger organization with more resources creates new career paths and opportunities for all of us.

An Exciting Future

Importantly, this transaction brings together two cultures rooted in similar history. Neenah shares our culture of conversation and our commitment to investing in our people, striving for excellence, and working safely as a team. Like us, they are also dedicated to citizenship, sustainability, and responsibility. Together, we will elevate our commitment to environmental, social and governance excellence, while continuing to invest in and enhance the places in which we live and work.

While there are many decisions, both big and small, that will need to be made to integrate our two companies, there are a couple of decisions that we have made and can share today. When I joined SWM five years ago, I promised to work with all of you to build on the strengths we had and to continue to expand our opportunity and impact. This was my focus as CEO, and in partnership with our executive leadership team, and with all of you, we have accomplished this goal. We are very well-positioned today to take on the challenge of building this new combined company and realizing the potential that the two organizations have as a single operating company.

With that, I do need to share that when this transaction closes later this year, I have agreed to step back from leadership and serve as a strategic advisor to the combined company. Julie Schertell, President and CEO of Neenah, will become CEO of the combined company. This was my decision, and it was not an easy one to make. I take my responsibility to you and to our company to heart, and I want only the best for all of you, for our customers, and for our stakeholders. But having worked closely with Julie, I am confident you will agree that she is the ideal candidate to lead the combined company forward.

In terms of bringing our operations together, we will establish an integration planning team comprising members from both companies. This team will be tasked with preparing a detailed and thoughtful plan to make the post-closing integration as efficient as possible.

Next Steps

This announcement is an important milestone for SWM. That said, please keep in mind that today is only day one. Until the transaction is completed, which we expect to happen in the second half of 2022, SWM and Neenah will continue to operate as independent companies. That means it is business as usual. We are counting on you to stay focused and continue to work safely, operate efficiently, and support your teammates so we can execute our goals and deliver for our customers – it will take an entire team effort to make that happen.

We understand that you may have questions about this announcement and what it means for our company and for you – and we are committed to keeping you informed as we move forward. To help answer some of these questions, we have prepared an FAQ, which we will also post on Circle and on Scapa Connect.

You will also receive an invitation to a company-wide Teams meeting to be held this Wednesday. At this meeting, I will share more information about Neenah and the opportunity we see for the combined organization.

We will continue to share information and updates in the coming days and weeks. If you have questions or concerns, please talk to your manager. You can also send any questions or feedback to SWMCommunications@swmintl.com.

We expect that this announcement may generate interest from people outside of our company. Should you receive inquiries from the media, please direct them to Mary Gibson at mgibson@swmintl.com.

While this news is very exciting, please don’t let it distract you from today’s priorities. We must continue to focus on reaching our 2022 goals and meeting our customer commitments. Let’s keep up the great work – and don’t worry, you will still be hearing from me over the coming months!

Thank you for all you do to make SWM a special company. The best is yet to come.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance —are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the U.S. Securities and Exchange Commission (the “SEC”).

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, SWM will file with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 9, 2021 for its 2021 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.